Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 4, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
01/07/2024	EXM	7,500	382.1511	2,866,133.25
02/07/2024	EXM	7,500	379.2466	2,844,349.50
03/07/2024	EXM	7,000	390.1145	2,730,801.50
Total	—	22,000	383.6947	8,441,284.25

Since the announcement of such Fifth Tranche till July 3, 2024, the total invested consideration has been Euro 8,441,284.25 for No. 22,000 common shares purchased on the EXM.

As of July 3, 2024, the Company held in treasury No. 14,187,666 common shares equal to 5.52% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until July 3, 2024, the Company has purchased a total of 3,363,562 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 931,185,356.96.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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